Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

09047181

SEC Mail Processing
Section
OCT 19 2009
Washington, DC
110

SUPPL

9 October 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel. +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to Nasdaq OMX Copenhagen No. 13/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

dlw
10/22

Announcement No. 13/2009
09 October 2009

2008/09 Annual Report and Annual General Meeting

For your information, the Annual General Meeting of Coloplast A/S will be held on Tuesday, 1 December 2009 at 15:30 at the company's Aage Louis-Hansen conference facilities in Humlebæk at the 3, Holtedam address.

As indicated earlier, the financial statement of Coloplast A/S for the full financial year 2008/09 will be released on Friday, 6 November 2009. At the same time the electronic version of the Annual Report will be available at the company's website www.coloplast.com.

Invitation convening the General Meeting will be sent to the shareholders on Tuesday, 17 November 2009. The printed version of the Annual Report will also be available on this date.

Lars Rasmussen
President, CEO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

SEC Mail Processing Section
OCT 19 2009
Washington, DC
110

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.